OPPENHEIMER MAIN STREET® OPPORTUNITY FUNDSupplement
dated November 28, 2001 to the

Prospectus dated November 28, 2001

The Prospectus is changed by adding the following section in “About Your Account – How to Buy Shares” before the sub-section entitled “How Can You Buy Class A Shares?” on page 14:

Effective September 1, 2001 through November 30, 2001, the Distributor will pay an additional sales concession of 0.50% on purchases of Class A shares and Class B shares and 0.25% on purchases of Class C shares by customers of A.G. Edwards & Sons, Inc., provided such purchases are accompanied by an Asset Builder Plan of at least $100.00 per month. The additional payout will not be paid on any Asset Builder Plan purchases.

November 28, 2001 PS0731.010